Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-161347
August 4, 2010
AMB Property, L.P.
FINAL TERM SHEET
Dated: August 4, 2010

Issuer:	AMB Property, L.P.

Guarantor:	AMB Property Corporation

Securities:	4.500% Notes due 2017

Size:	$300,000,000 aggregate principal amount

Maturity:	August 15, 2017

Coupon (Interest Rate):	4.500%

Yield to Maturity:	4.682%

Spread to Benchmark Treasury:	237.5 basis points

Benchmark Treasury:	2.375% notes due July 31, 2017

Benchmark Treasury Price and Yield:	100-14, 2.307%

Interest Payment Dates:	February 15 and August 15 of each year, beginning on February 15, 2011

Redemption Provision:	Treasury Rate plus 37.5 basis points

Price to Public:	98.921%

Trade Date:	August 4, 2010

Settlement Date:	August 9, 2010

CUSIP:	00163M ALB

Use of Proceeds:	We intend to use approximately $205 million of the net proceeds to reduce the U.S. dollar borrowings under our $425 million multi-currency senior unsecured term loan facility. As of August 1, 2010, the weighted average interest rate of these U.S. dollar borrowings was approximately 3.3125%. The $425 million multi-currency senior unsecured term loan facility matures on October 15, 2012. We used the borrowings under our multi-currency senior unsecured term loan facility for general corporate purposes. We intend to use approximately $65.8 million of the net proceeds to repay the outstanding amount under our secured mortgage instrument with an interest rate of 8.59%, which matures on August 10, 2010. We intend to use approximately $10 million of the net proceeds to repay the U.S. dollar borrowings under our $550 million unsecured revolving credit facility. As of August 1, 2010, the weighted average interest rate of these U.S. dollar borrowings was 0.7375%. The $550 million unsecured revolving credit facility matures on June 1, 2011. We used the borrowings under our $550 million credit facility for general corporate purposes. We intend to use any remaining net proceeds for general corporate purposes, which may include equity investments in co-investment funds, acquisitions of properties, portfolios of properties or interests in property-owning or real estate-related entities; development, redevelopment or value-added conversion activities; the repayment of indebtedness (which may include intercompany indebtedness); the redemption or other repurchase of outstanding securities; loans to affiliated entities; capital expenditures and increasing its working capital. Pending such use of the net proceeds, we may use the net proceeds to invest in short-term securities.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.
Alternatively, a copy of the final prospectus supplement and prospectus relating to these securities may be obtained, when available, by contacting J.P. Morgan Securities Inc., Phone 212-834-4533; Banc of America Securities LLC, Phone: 1 800-294-1322; or Morgan Stanley & Co. Incorporated, Phone: 866-718-1649, email: prospectus@morganstanley.com.